Force Fuels, Inc.
4630 Campus Drive, Suite 101
Newport Beach, California 92660
Phone: (949) 999-8039

November 6, 2009

Yolanda Crittendon
Staff Accountant
DIVISION OF CORPORATION FINANCE – Mail Stop 3010
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, D.C. 20549

Re:	Force Fuels, Inc.
Form 10-K/A for the year ended July, 31, 2008
Filed on June 5, 2009
Form 10-Q/A for the year ended October 31, 2008
Filed on June 5, 2009
Form 10-Q for the year ended January 31, 2008
Filed on June 10, 2009
Form 10-Q for the year ended April 30, 2008
Filed on June 16, 2009
File No. 000-49993

Dear Ms. Crittendon:

On behalf of Force Fuels, Inc. (the “Company”), I am responding to the comments, contained in your letter dated October 2, 2009, which are set forth verbatim below.

AMENDMENT #2 TO THE FORM 10-K FOR THE YEAR ENDED JULY 31, 2008

Financial Statements and Notes

Note 1- Organization and Operations

Assignment and Contribution Agreement between the Company and ICE Conversions, Inc., page 12

1.   We note in your letter dated September 18, 2009 that you believe EITF 98-3 is not applicable.  However, the guidance in EITF 98-3 would be applicable in evaluating this transaction as it is used in determining whether an asset group constitutes a business.  We note that Lawrence Weisdorn and Donald Hejmanowski, who are also officers of ICE, became your employees.

Additionally we note that prior to their appointed executive positions, Mr. Weisdorn and Mr. Hejmanowski were engaged to provide what appear to be, strategic management consulting services.  Finally, page 1 of your Form 10-k for the year ended July, 31, 2008 filed on December 24, 2008, states that you are the manufacturer of electric drive systems.  The fact that you did not have any prior operations implies that you became an operating business as a result of the transaction with ICE.  Given the above and the fact that you

Force Fuels, Inc.	- 2 -	November 6, 2009

acquired a license for the use of certain electric drive technologies from ICE pursuant to the Assignment and Contribution Agreement, it appears that you may have acquired a business.  Please provide us a detailed analysis of how you determined the asset acquired from ICE did not constitute a business as defined in paragraph 6 of EITF 983.

The Company and ICE originally proposed a joint venture with the business purpose to develop and build high performance cars and/or heavy duty Class 7 or 8 trucks powered by ICE’s proprietary hydrogen drive train and to own and operate hydrogen fueling stations.  Subsequently, the parties elected not to pursue their business relationship as a joint venture whereby the Company agreed to purchase certain assets from ICE under the terms of the Assignment and Contribution Agreement.

The transaction was accounted for as an acquisition of an intellectual property right valued at $430,000 representing (i) eight (8) separate installment payments, each in the amount of $50,000, due on or before the last day of each quarter of the Company’s fiscal year, commencing with the first installment due on or before April 30, 2010 and the eighth and final payment due on or before January 31, 2012 and (ii) the issuance of 1,000,000 shares of the Company’s common stock (the “Common Stock”) to ICE valued at $0.03 per share or $30,000.

Pursuant to EITF 98-3, “a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.  A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.  For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”

Our overall conclusion is that the Company’s acquisition of a prototype, a non-exclusive license and other intellectual property from ICE did not constitute the acquisition of a business.  Taking into account the consulting agreements with Messrs. Weisdorn and Hejmanowski as well as their subsequent employment with the Company does not change our analysis.  The transferred set’s current activities were focused on the development of a business rather than the operation of a business.  The license and prototype the Company acquired were for the specific application of electric drive systems to Class 7 or 8 heavy duty trucks, a work in progress, and did not contain any of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set was separated from ICE.  The Company was required to put in place its own processes to ensure further development of the product to market.

Assessment
Step 1—The set includes:
●	Intellectual Property (perpetual, non-exclusive license for certain electric drive technologies related to the development of Class 7 or 8, heavy duty, solely battery powered, electric trucks).
●	One Prototype 2008 Columbia model, electric battery powered Freightliner, and one set of all-electric drive components installed or to be installed thereon.
●	Employees (senior management) (The Company however, disagrees that the subsequent employment of Lawrence Weisdorn and Donald Hejmanowski were a part of the asset acquisition from ICE.)
o
Lawrence Weisdorn, President and Chief Executive Officer of ICE Conversions, Inc., was employed by the Company as President, Chief Executive Officer and Chief Financial Officer on October 21, 2008, approximately 3 months after execution of the Assignment and Contribution Agreement.  His services were primarily to look for business opportunities.

Force Fuels, Inc.	- 3 -	November 6, 2009

o
Donald Hejmanowski, Vice President of Finance of ICE Conversions, Inc. was employed by the Company as Secretary and Vice President of Business Development on October 21, 2008, approximately 3 months after execution of the Assignment and Contribution Agreement.  His services were primarily to look for business opportunities.

Step 2—The set does not include:
●
Employees (operational employees) (Neither Mr. Weisdorn nor Mr. Hejmanowski were ever active in the design, assembly or testing of the prototype.  Their services were primarily to look for business opportunities.)

●	An operating prototype
●	Production-ready designs
●	Completed Products

Step 3—Although the Company can obtain its own operational employees to assist in the development of a workable product to market, the transferred set’s activities are focused on the development of a business rather than the operation of a business.

Conclusion—Because the planned principal operations of the transferred set had not yet commenced, the transferred set is not a business.

Apart from the purchased prototype, the Company never manufactured or sold any drive systems.

2.   Notwithstanding your previous conclusions under EITF 98-3, it is unclear why that rescission impacts your determination of that accounting acquirer as of July 31. 2008.  Page 8 of your Form 10-K for the year ended July 31, 2008, filed December 24, 2008, indicates that the 2.5 million shares granted to Mr. Weisdorn was a component of the Assignment and Contribution Agreement.  We also note that Amendment No. 1 to your Form S-1 filed on June 23, 2009 lists Mr. Weisdorn as a selling shareholder and does not appear to reflect the rescission. Given that Mr. Weisdorn did not return his canceled shares until August 2009 as it is stated in your letter dated August 21, 2009, it appears he retained the rights and benefits associated with owning the shares from May 2008 through August 2009. in light of these factors it seems that Mr. Weisdorn owned the 2.5 million shares as of July 31, 2008 and those shares should not be deemed canceled from an accounting perspective until those shares were returned to the company. Please advise us and provide us your basis GAAP to support your conclusion that ICE would not be considered the accounting acquirer due to the rescission.

Pursuant to the rescission agreement dated July 28, 2009 (the “Agreement”), the Company and Mr. Weisdorn agreed to rescind and cancel 2,500,000 shares of Common Stock (the “Shares”) issued by the Company to Mr. Weisdorn under the terms of the Consulting Agreement between Mr. Weisdorn and the Company dated May 12, 2008.  The parties entered into the Agreement to memorialize their oral agreement as of July 31, 2008 that the Shares were to be cancelled at and as of July 31, 2008 prior to the execution of the Assignment and Contribution Agreement with ICE.

Force Fuels, Inc.	- 4 -	November 6, 2009

Despite the rescission of the Shares memorialized on July 28, 2009, from an accounting perspective the Shares are treated as outstanding until August 21, 2009, the date on which Mr. Weisdorn surrendered the cancelled shares to the Company.  As such, the Company will not be restating its financial statements as of July 31, 2008 or for any subsequent interim periods prior to August 21, 2009.  The Company will reflect the rescission of the Shares on its unaudited financial statements for the quarter ending October 31, 2009.

For additional discussion with respect to the determination of the accounting acquirer, please see the Company’s response to Comment No. 3.

3.   Notwithstanding your previous conclusions regarding the rescission and guidance under EITF 98-3, it continues to remain unclear how you determined the ICE is not the accounting acquirer pursuant to paragraph 17 of SFAS 141 given the following:

a.
Collectively, the shares received by Mr. Weisdorn and Mr. Hejmanowski, along with the consideration given for he license for the use of certain electric drive technologies resulted in the change of control Force Fuels.

b.
The governing body and senior management of the company did change subsequent to the acquisition as Mr. Weisdorn and Mr. Hejmanowski were appointed to senior management positions of the company, while Thomas Hemingway resigned from his executive positions on October 21, 2008.

In light of these circumstances, it appears that ICE would be deemed as the accounting acquirer. Please advise us and provide us with your basis in GAAP to support your conclusion that ICE would not be considered the accounting acquirer.

For the reasons set forth in our response to Comment No. 1 above, the Company still holds that the transaction in question was not a business combination but rather an acquisition by the Company of certain assets from ICE.  The Company believes the designation of the transaction as an asset acquisition and not a business combination is central to the Company’s accounting treatment.

Under the terms of the Assignment and Contribution Agreement, 1,000,000 shares of the Company’s Common stock were issued to ICE amounting to approximately 13.1% of the 7,622,763 shares of the Common Stock outstanding as of July 31, 2008.  Although Messrs. Weisdorn and Hejmanowski were serving as officers of ICE at the time of the transaction, they did not at that time, nor do they presently, own a controlling interest in ICE.  At the time of the Assignment and Contribution Agreement, ICE had 26,919,268 shares of common stock issued and outstanding.  Messrs. Weisdorn and Hejmanowski each held (and presently hold) 6,000,000 shares of ICE for a combined total of 12,000,000 shares or approximately 44.6%.

The 1,000,000 shares issued to ICE were valued at $30,000 ($0.03 per share), only a small portion of the consideration provided by the Company.  The shares issued to ICE when taken into account collectively with the shares issued to Mr. Weisdorn and Mr. Hejmanowski, account for 4,700,000 of the 7,622,763 shares of the Common Stock issued and outstanding as of July 31, 2008, or an approximate 61.7% controlling interest of the Company.  However, please note, these shares were paid to Mr. Weisdorn and Mr. Hejmanowski for services which were primarily to find business opportunities.  The combined total of the shares issued to ICE and the shares issued to Messrs. Weisdorn and Hejmanowski was valued at $141,000, a small portion of the total consideration paid for the assets.

Force Fuels, Inc.	- 5 -	November 6, 2009

Although a change in control is considered in designating which entity was the accounting acquirer, it is neither a controlling nor conclusive factor.  In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the accounting acquirer is usually held to be the entity that transfers the cash or other assets or incurs the liabilities.  In the transaction at hand, the consideration provided by the Company to ICE is valued at $430,000 consisting primarily of cash payments to ICE totaling $400,000 and only $30,000 of stock to ICE.  If the shares paid to Weisdorn and Hejmanowski for services rendered to the Company were also included this would amount to additional consideration paid by the Company in the amount of $111,000.  Were the transaction determined to be a business combination, the Company believes it would be appropriate to designate it as the accounting acquirer.

4.   Notwithstanding your previous conclusions regarding the rescission and guidance under EITF 98-3 and in light of the fact that Force Fuels was a shell company prior to the acquisition, it appears that this transaction should have been accounted for as a recapitalization with ICE as the accounting acquirer. Please provide us a materiality analysis for the periods effected in determining whether accounting for this transaction as a recapitalization would have materially impacted your financial statements. Refer to SAB 99.

The Company holds that the transaction in question was not a business combination but rather the acquisition by the Company of certain assets from ICE.  Nevertheless, were the transaction held to be a business combination, the Company still believes it would be appropriate to designate the Company as the accounting acquirer for the reasons set forth in the Company’s response to Comment No. 3.  Based upon this analysis, the Company concluded the transaction should be recorded as an asset acquisition rather than a recapitalization.

Your prompt attention to this response would once again be appreciated.

Best regards,

/s/ Oscar Luppi
Oscar Luppi
President and
Chief Executive Officer